UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 07 )*

GTX INC /DE/

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

40052B108

(CUSIP Number)

Joseph R. Hyde, III,  17 West Pontotoc Avenue, Suite 200  MEMPHIS,  Tennessee  38103  Phone : (901) 685-3412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HYDE JOSEPH R III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
48,530,549.93

	8	SHARED VOTING POWER
5,715,446

	9	SOLE DISPOSITIVE POWER
48,530,549.93

	10	SHARED DISPOSITIVE POWER
5,715,446

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.3%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This statement relates to shares of common stock, $0.001 par value per share (“Common Stock”), issued by GTx, Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 175 Toyota Plaza, 7th Floor, Memphis, Tennessee 38103.

Item 2.	Identity and Background

(a)	The name of the person filing this statement is J. R. Hyde, III (“Mr. Hyde”).

(b)	The business address of Mr. Hyde is 17 West Pontotoc Ave., Suite 200, Memphis, Tennessee 38103.

(c)
Mr. Hyde is an individual investor. Mr. Hyde makes investments in the securities of public and private companies for his own account for the purpose of capital appreciation and, to a lesser extent, current income.

(d)	During the last five years, Mr. Hyde has not been convicted in a criminal proceeding.

(e)
During the last five years, Mr. Hyde has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hyde is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On November 14, 2014, Mr. Hyde purchased 24,545,455 shares of Common Stock and warrants to purchase 24,545,455 shares of Common Stock (the “November Warrants”) in a private offering by the Issuer for $16,568,182.13 with his personal funds, pursuant to a Securities Purchase Agreement entered into with the Issuer on November 9, 2014. No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock. The Securities Purchase Agreement and Form of Warrant were previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2014 and are incorporated by reference herein. The November Warrants will be exercisable at any time and from time to time from and after the earlier of (i) the Stockholder Approval Date (as defined below) or (ii) the trading day immediately prior to the occurrence of a “fundamental transaction” (as defined in the Form of Warrant), but in no event later than June 1, 2015, and would continue to be exercisable for four years thereafter, at an exercise price of $0.85 per share. The “Stockholder Approval Date” means the date the Issuer receives stockholder approval, at a special or annual meeting to be held no later than May 27, 2015, of an amendment to the Issuer’s Certificate of Incorporation to increase the Issuer’s authorized Common Stock to an amount necessary to effect the share settlement of all of the warrants issued by the Issuer on November 14, 2014.

Item 4.	Purpose of Transaction

Mr. Hyde acquired the shares of Common Stock for investment purposes. He intends to evaluate the performance of such securities as an investment in the ordinary course of business. Mr. Hyde does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities or the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended;

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
As of November 14, 2014, Mr. Hyde beneficially owned, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, an aggregate of 54,245,995.93 shares of the Common Stock, constituting approximately 37.3% of the shares outstanding. The approximate percentage of shares of Common Stock beneficially owned by Mr. Hyde is based on 145,415,464 shares of Common Stock outstanding as of November 9, 2014, as reported by the Company, and assumes (i) the exercise of the warrants to purchase 5,089,821 shares of Common Stock issued to Mr. Hyde by the Company on March 6, 2014 (the “March Warrants”), and (ii) the distribution of 104,587.93 shares of Common Stock issuable pursuant to the Company’s Directors’ Deferred Compensation Plan (the “Deferred Compensation Shares”).

The shares of Common Stock beneficially owned by Mr. Hyde as reported above includes 39,379,660.93 shares of Common Stock owned individually (which includes the Deferred Compensation Shares), 216,462 shares of Common Stock owned by Mr. Hyde’s spouse, 145,352 shares of Common Stock held by Pittco Associates II, L.P., 3,915,716 shares of Common Stock held by Pittco Investments, L.P., 1,844,851 shares of Common Stock held indirectly by trusts for the benefit of Mr. Hyde’s children (“Family Trusts”), 3,654,133 shares of Common Stock held indirectly in grantor retained annuity trusts on behalf of Mr. Hyde (the “GRATs”), and 5,089,821 shares of Common Stock issuable upon exercise of the March Warrants.

(b)
Common Stock beneficially owned.

i. Mr. Hyde has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 48,530,549.93 shares of Common Stock, which includes 39,379,660.93 shares of Common Stock owned individually (which includes the Deferred Compensation Shares), 145,352 shares of Common Stock held by Pittco Associates II, L.P., 3,915,716 shares of Common Stock held by Pittco Investments, L.P. and 5,089,821 shares of Common Stock issuable upon exercise of the March Warrants.

ii. Mr. Hyde shares the power to vote or to direct the vote and the power to dispose of 1,844,851 shares of Common Stock held indirectly by the Family Trusts, 3,654,133 shares of Common Stock held indirectly in the GRATs and 216,462 shares of Common Stock owned by Mr. Hyde’s spouse.

iii. As the trustee of each of the GRATs and the Family Trusts, John Pontius (“Mr. Pontius”) shares the power to vote and to dispose of shares of Common Stock held by the GRATs and the Family Trusts. Mr. Pontius is the President of Pittco Management, LLC (business and investment management), which is owned 100% by Mr. Hyde. Mr. Pontius’ business address is the same as that of Mr. Hyde: 17 West Pontotoc Ave., Suite 200, Memphis, Tennessee 38103. Mr. Pontius is a citizen of the United States.

iv. During the last five years, Mr. Pontius has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)
In addition to the transactions set forth in Item 3 above, the trading dates, number of shares of Common Stock purchased or sold, the manner in which the transaction was effected, and price per share for all transactions in the Common Stock during the past 60 days by Mr. Hyde are as follows:

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
October 1, 2014	18,664.38 shares awarded	N/A

(d)
Except for persons described above in paragraph (b) of this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock, other than Mr. Hyde’s spouse who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 216,462 shares of Common Stock that she owns.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit No. Description

99.1(1) Form of Securities Purchase Agreement, dated as of November 9, 2014, by and among the Issuer and the Purchasers named therein.

99.2(1) Form of Warrant, dated as of November 9, 2014

(1) Filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 10, 2014 and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2014	By:	/s/ J. R. Hyde, III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)